SYMS CORP
One Syms Way
Secaucus, NJ 07094

April 6, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-Q for the Quarter Ended November 27, 2010
Filed January 6, 2011

Current Report on Form 8-K
Filed June 24, 2009

Definitive Proxy Statement on Schedule 14A
Filed June 1, 2010

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant” or the “Company”) in connection with the comment letter emailed by the Staff to the Registrant on February 23, 2011.  The Staff’s comments have been retyped below in italics, and are followed by our responses.  All page references are to the documents as filed by the Registrant with the Commission.

Form 10-K for the Fiscal Year Ended February 27, 2010
Management’s Discussion and Analysis, page 11
Results of Operations, page 13

Comment 1: We note your disclosure on page 23 that you increased your reserve for inventory obsolescence by $2.6 million, increasing your reserve from $2.2 million at the beginning of fiscal 2009 to $4.4 million at the end of fiscal 2009.  Tell us about the facts and circumstances surrounding this significant increase to your reserve, including if this amount related to inventory of Syms stores, Filene’s stores or both, and revise future Exchange Act filings to provide related disclosure.

Response: The increase in our reserve for inventory obsolescence related to the reserve that we established for Filene’s Basement (“FB”) during the fiscal year in which we acquired FB. In the period shortly before the FB bankruptcy proceedings were completed, there was a significant reduction in FB’s inventory, associated with strict cash controls that were implemented. After the Registrant’s acquisition of FB, it was necessary to substantially restock FB’s inventories.  For the remainder of the fiscal year, FB’s sales were not as robust as had been anticipated, presumably as a result of the negative publicity associated with the bankruptcy proceedings. Because of the significant ramp-up in FB’s inventory levels and the less than anticipated sales activity that we initially experienced in our FB business, we found it necessary to establish an inventory reserve for FB in the amount of $2.6 million.  This was offset, in part, by a $400,000 reduction in the Syms portion of the inventory reserve, resulting in an overall $2.2 million increase in our inventory reserve.

Our future Exchange Act filings will provide comparable disclosure.

Comment 2: We note the references on pages 13, 14 and elsewhere regarding the recession and “general economic conditions” when discussing net sales, comparable store sales, and other items.  For example, you reference the recession on page 13 when discussing declines and state that “the remaining $9.8 million decline in sales relates primarily to stores closed in fiscal 2009.”  Revise management’s discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties.  Your management’s discussion and analysis should give readers a view of the company through the eyes of management.  See Release 33-8350.

Response: In future filings, the Registrant’s Management’s Discussion and Analysis will provide additional quantitative and qualitative disclosure that focuses on material trends and uncertainties.

Liquidity and Capital Resources, page 15

Comment 3:  We note the statement on page 15 that you are “in compliance in all respects” with the credit facility. In future filings revise to quantify any material covenants and ratios, and provide narrative disclosure addressing the degree to which you are in compliance with such thresholds.  Please provide draft disclosure.

Response:  In future filings, the Registrant will quantify those covenants which set forth quantifiable criteria and those covenants which require the maintenance of specified ratios and will provide narrative disclosure describing the degree to which the Registrant is in compliance with applicable thresholds. A draft disclosure follows:

Pursuant to the terms of the Credit Agreement dated August 27, 2009 and amended as of January 7, 2011 and March 8, 2011, among Syms Corp., as Lead Borrower, the other Borrowers named therein, the guarantors named therein, the lenders party thereto and Bank of America, N.A., as Administrative Agent and Collateral Agent, availability is based on a borrowing base consisting of certain inventory, credit card receivables, mortgaged real estate and cash collateral (the “Borrowing Base”).  In addition, Syms Corp. and the other Borrower (collectively, the “Borrowers”) are subject to certain negative covenants customary for credit facilities of this size, type and purpose.  These covenants restrict or limit, among other things, their ability to incur additional indebtedness, grant liens on their assets, dispose of assets, make acquisitions and investments, merge, dissolve or consolidate and pay dividends, redeem equity and make other restricted payments.

The negative covenants restricting acquisitions, the redemption of equity and voluntary prepayment of permitted indebtedness permit the Borrowers to make acquisitions, restricted payments and voluntary prepayments meeting specified criteria as long as the "Payment Conditions" have been fulfilled.  The "Payment Conditions" require that (i) no default exist under the Credit Agreement, (ii) after giving effect to the contemplated transaction, the amount available to be borrowed be at least equal to 30% of the average daily maximum amount available for borrowing under the Credit Agreement over the ensuing 12 months (taking into account the Borrowing Base described above) plus the amount of the term loan and (iii) after giving effect to the transaction, the consolidated fixed charge coverage ratio on a pro forma basis for the 12 months prior to the transaction be at least 1.2:1.0.  The consolidated fixed charge coverage ratio for any period consists of (i) a numerator equal to net income to which has been added back interest, taxes, depreciation and amortization and other non-cash items minus capital expenditures made and taxes paid in cash and (ii) a denominator equal to payments of interest and principal and dividends, distributions and other restricted payments, all to the extent made during such period.  No transactions giving rise to this calculation occurred during the fiscal year ended February 26, 2011.

In addition, the restriction on indebtedness provides for an availability of up to $5,000,000 at any time outstanding for indebtedness incurred to acquire fixed or capital assets, as well as customary carve-outs for existing debt, intercompany debt, guaranties in favor of suppliers and the like.  As of February 26, 2011, the Borrowers have no such indebtedness outstanding.

The Credit Agreement contains a financial covenant which requires that the Borrowers maintain at all times unutilized borrowing capacity under the Credit Agreement in an amount of not less than 12.5% of the Borrowing Base described above (or $9.375 million, whichever is less).

Certain Relationships, Related Transactions and Director Independence, page 20

Comment 4:  You indicate that you will provide the disclosures required by Item 13 of Form 10-K in your annual meeting proxy statement.  We are unable to find disclosure regarding policies and procedures for transactions with related persons pursuant to Item 404(b) of Regulation S-K. Please confirm that in future filings you will provide the disclosure required by Item 404(b) of Regulation S-K, and provide us with draft disclosure.

Response:  In future filings, the Registrant will disclose in its proxy statement the policies and procedures utilized with respect to related party transactions. A draft disclosure follows:

“Our Audit Committee charter directs the Audit Committee to monitor any existing related party transactions and to approve or disapprove any proposed related party transactions. “Related party transactions” are transactions in which the Company or its subsidiaries contracts with an officer, director or 10% shareholder of our company, subject to exceptions set forth in Item 404 of the SEC’s Regulation S-K. We currently are not aware of any such transactions.

Exhibits

Comment 5:  We note you have omitted the exhibits and schedules to your credit agreement filed as Exhibit 10.5. Similarly, you also omit attachments to your amended credit agreement filed with your Form 8-K filed on January 7, 2011.  Please confirm that you will file your credit agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

Response: The Registrant confirms that it will file its credit agreements in their entirety as part of the exhibits to its Annual Report on Form 10-K for the fiscal year ended February 26, 2011. It should be noted, however, that there are no attachments to the amendment filed with the Registrant’s Current Report on Form 8-K filed on January 7, 2011.

Comment 6:  We note disclosure on page 16 indicating that Vornado Realty Trust paid some of the purchase price for Filene’s. Please advise regarding the materiality of any agreements with Vornado covering, for example, ongoing leases.

Response:  We entered into an agreement with Vornado Realty Trust (“Vornado”) with respect to the FB acquisition. The agreement provides for the assumption and amendment of two leases for FB store locations in New York, NY (Union Square) and Paramus, NJ.  The New York, NY lease was amended to provide, among other things, for graduated increases in annual rent (in effect, $500,000 over the pre-existing amount in the first twelve month period and $1.5 million over the pre-existing amount for subsequent twelve month periods). The agreement also requires us to pay as rent a portion of the pre-tax profits (as defined) of our Union Square store, commencing on June 18, 2010. For the period from such commencement date through February 26, 2011, we estimate that the amount of such profit-sharing payment to be approximately $500,000, which represents less than 0.8% of our total occupancy expense for the year ended February 26, 2011.  The amendments to the Paramus, NJ lease were not monetary in nature.  The amended lease provisions were evaluated by a third party valuation firm at the time of the acquisition of the FB assets who determined them to be at fair market value.  In the second and third quarters of the most recently completed fiscal year we conducted a further evaluation of the Paramus lease. As indicated in Note 13 of the Company’s 10-Q for the quarter ended November 27, 2010, the Company “will be closing a second store in the 4th quarter of fiscal 2010”.  This “second store” is the Paramus, NJ store referred to above.  Although we have reached the decision to close the store, we have not yet finalized our estimate of future sub-lease income and therefore have not completed the determination of the lease loss accrual to be reflected in the 4th quarter.

There are no other agreements between Vornado and the Company except for a lease agreement dated May 1, 1980 and last amended May 9, 1994 for a Syms store location in Woodbridge, NJ.  This lease agreement was not impacted by the FB acquisition agreement between the Company and Vornado.
.
Financial Statements
Note 1 – Summary of Significant Accounting Policies
h. Merchandise Inventories, page F-6

Comment 7: We note on October 4, 2009, you changed your method of accounting for inventories for Syms from FIFO, as determined by the retail inventory method, to the moving average cost method.  Tell us and disclose how your new method of accounting is preferable.  It appears that you have not reported a change in accounting principle through retrospective application of the new accounting principle to all prior years.  Show us how your accounting complies with FASB ASC 250-10-45-5 and revise your financial statements and disclosures as appropriate.

Response:  During 2008, prior to our first considering the acquisition of FB, we commenced a process that was completed in October 2009 that involved an enterprise-wide migration from legacy systems to a new suite of software products.  The decision to purchase the new software was precipitated by the Registrant’s desire to gain better visibility into the merchandise and planning aspects of our business, among other things.  The upgraded software was also intended to position the Company for future growth.  The new software enabled us to transition from the retail inventory method to the moving average cost method.

We calculated the financial statement impact of the change in the method of accounting for our inventories from the retail inventory method to the moving average cost method to be $80,000, which we regard as immaterial to our financial statements and our business.

As a result of the immaterial nature of the change, we do not believe that FASB ASC 250-10-45-5 required us to report a change in accounting principle through retrospective application of the new accounting principle to prior years.  We viewed the modification in inventory accounting as an improvement in the accuracy of computing the cost of our inventory, and one that was not likely to produce differences of a size greater than the amount noted above at the original transition date.

Comment 8:In connection with the comment above, it appears a preferability letter from your independent accountant was not filed. Please amend to file such letter or tell us why this letter is not required. Refer to SAB Topic 6G.2.b.

Response: Given the immaterial (approximately $80,000) effect of the change, we concluded that a preferability letter is not required. In making this determination, we considered Rule 10-1(b)(6) of Regulation S-X, which states the following:

“In addition to meeting the reporting requirements specified by existing standards for accounting changes, the registrant shall state the date of any material accounting change and the reasons for making it. In addition, for filings on Form 10–Q, a letter from the registrant's independent accountant shall be filed as an exhibit (in accordance with the provisions of Item 601 of Regulation S-K, 17 CFR 229.601) in the first Form 10–Q after the date of an accounting change indicating whether or not the change is to an alternative principle which, in the accountant’s judgment, is preferable under the circumstances; except that no letter from the accountant need be filed when the change is made in response to a standard adopted by the Financial Accounting Standards Board that requires such change.”

Comment 9:In connection with the comments above, we note, as disclosed in your Form 10-Q for the quarter ended November 27, 2010, you reverted back to FIFO, as determined by the retail inventory method, for your inventory valuation of your Syms stores effective October 3, 2010. We also note that you made this change to convert your merchandise systems over to that used by Filene’s.  It appears that both Syms and Filene’s were using the same inventory method upon your acquisition of Filene’s in June 2009.  Tell us why you changed your method of accounting for Syms to the moving average cost method for a period of approximately one year to a method that was different from Filene’s.  Also, provide us with the impact of your change back to the retail inventory method.

Response:  As noted above, we were in the process of transitioning our IT systems (including accounting for inventory to the moving average cost method) prior to our first considering the FB acquisition. While we did not complete the implementation of the new IT system until October 2009, the commitment to pursue the software conversion was established well in advance of the FB acquisition.  When we completed the acquisition, we found ourselves in the position that a portion of our business was utilizing the moving average cost method and a portion of our business was utilizing the retail inventory method. We thus were faced with the choice of either converting FB to the moving average cost method or transitioning the Syms stores back to the system that they had previously utilized. We determined that it would be more effective to revert back to the retail inventory method, in large part because we were favorably impressed with the software utilized by FB. We estimate that the financial impact of reverting back to the retail inventory method was approximately $30,000, which we regard as immaterial to our financial statements and our business and hence not a basis for a restatement of our financial statements or any broader disclosure.

Comment 10:We note that you classify a portion of the costs relating to your distribution network in selling and general and administrative expenses and occupancy costs. Please provide us with the dollar amount of these costs for each year presented.  In order to enhance an investor’s understanding of these expenses, please confirm in future Exchange Act filings you will disclose the amounts incurred for your distribution network that are not classified in cost of goods sold for each year for which financial statements are presented.

Response: Independent of the Staff’s comment letter, we have discussed internally the possibility of classifying all of the costs relating to our distribution network in cost of goods sold. If we make a decision to adopt that classification structure for the year ended February 26, 2011, we would make the reclassification for the two prior years so that the presentation would be consistent for all periods presented. If, on the other hand, we maintain our current approach, we will disclose in future filings the amounts incurred for our distribution network that are not classified in cost of goods sold for each year for which financial statements are presented, similar to the following:

“For the years ended February 27, 2010, February 28, 2009 and March 1, 2008, the amounts incurred for our distribution network that were classified in selling, general and administrative expenses and occupancy costs were $15.6 million, $7.9 million and $8.8 million, respectively.”

Definitive Proxy Statement Filed June 1, 2010
Executive Compensation, page 9

Comment 11: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The principal element of the Registrant’s compensation system is the determination of annual salaries.  The Registrant does not maintain an incentive compensation system in which bonuses are calculated on the basis of formulae that may incentivize particular risky conduct. Instead, bonuses (when determined to be appropriate) are based on Company and individual performance and are entirely discretionary.  The historical approach has been to consider factors such as the current compensation of the individual employee and past compensation for previous individuals in that role at the Company. We do not regard such a system as implicating disclosure under Item 402(s) of Regulation S-K. In reaching this conclusion, the Registrant considered the examples given in Item 402(s) and determined that none were applicable directly or by analogy to similar concerns.

Comment 12:We note the discussion on page 14 of “compensation ranges for executive officers” reflecting a review of compensation of executive officers “holding similar positions in retailers of relatively comparable size and orientation.” We also note the statement that Ms. Syms’s compensation reflects “a comparison with chief executive officer compensation of the Company’s competitors.” As it appears that this review is material to your compensation policies and decisions, please confirm that in future filings you will clarify how and to what extent benchmarking is used to compensate your executive officers; list the “Company’s competitors” to which you benchmark; include a discussion of where actual payments fall within targeted parameters; and to the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please provide draft disclosure.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response: We confirm that, in future filings, we will (i) clarify how and to what extent benchmarking is used to compensate our executive officers, (ii) list our competitors to which we benchmark if we do, in fact, benchmark to specific competitors; (iii) include a discussion of where actual payments fall within targeted parameters if we do, in fact, benchmark; and (iv) to the extent actual compensation was outside a targeted percentile range based on benchmarking, include an explanation of the reasons for this occurrence. If, on the other hand, benchmarking is not material to our compensation policies and decisions, we will include a statement to that effect. A draft disclosure follows:

“Benchmarking executive compensation packages with other retailers was not an integral part of the compensation policies of the Company during the past fiscal year.  The historical approach has been to consider several compensation factors, including, but not limited to, (i) the current compensation of the employee, (ii) past compensation for the employee and for other individuals in the same role or similar roles at the Company and (iii) the Company’s competitive position and operating results at a given time.”

Comment 13: Please revise this section in future filings to explain in more detail why your compensation committee makes the compensation decisions that are reflected in the tables. You should clearly explain how and why qualitative inputs were ultimately translated into objective pay determinations.  For example, based on the general background on pages nine and 10, it is unclear why Philip Piscopo and Gary Roberts received cash bonuses of $300,000 and $25,000, respectively, in fiscal year 2009 but other executives did not. As another example, we note the statement on page five that the Compensation Committee did not meet during fiscal 2009, “as all of its determinations were made by the full Board.” It is unclear to what extent the Compensation Committee acts as a unit or makes recommendations to the full board.  Please confirm that in future filings you will provide a more detailed discussion of the reasons why executives are compensated as they are, including discussion of the specific qualitative factors considered. Please provide draft disclosure.

Response:  We confirm that in future filings, we will provide a more detailed narrative discussion of the reasons why our named executive officers were compensated as they were compensated. Our disclosure will include a discussion of the specific qualitative factors considered. Based on the information provided in last year’s proxy statement, that disclosure would have read as follows:

 “Bonus:  Historically, the grant of cash bonuses to executive officers has been discretionary.  Bonuses may be awarded based upon individual performance, combined with the Company’s attainment of corporate goals and objectives.  Individual performance criteria include an assessment of an executive’s leadership and responsibilities, contributions to the Company’s sales growth and profitability and cost containment efforts.  Corporate goals and objectives include sales growth and increased profitability.  During the last three fiscal years, no specific performance targets for the grant of cash bonuses were established.  In fiscal 2009, Philip Piscopo, our Chief Financial Officer, received a cash bonus of $300,000 and Gary Roberts, our Senior Vice President, Operations, received a cash bonus of $25,000.  Mr. Piscopo’s fiscal 2009 bonus was based on his extraordinary efforts in connection with the Company’s acquisition of Filene’s Basement, which closed during fiscal year 2009, and resulted in the Company more than doubling in size.  Mr. Piscopo managed the Company’s outside professionals and played a key role in negotiating and closing this significant transaction.  Mr. Roberts received a cash bonus in fiscal 2009 as a result of his efforts in connection with the operational planning and implementation of the acquisition of Filene’s Basement, including visiting substantially all of the Filene’s Basement stores.  The other named executive officers (other than Marcy Syms, the Company’s Chief Executive Officer) did not have the same level of responsibility in connection with the acquisition as did Mr. Piscopo and Mr. Roberts, and, accordingly, were not granted cash bonuses.”

With respect to the role of the Compensation Committee as distinguished from the role of the Board, please note that in November 2009, Sy Syms died. At that point, there were only four members on the Registrant’s Board of Directors, half of whom were on the Compensation Committee. Since the two members of the Compensation Committee often solicited the views of the two other Board members on compensation matters, the Committee on occasion conducted its meeting in tandem with the meeting of the full Board.

Form 10-Q for Quarter Ended November 27, 2010
Financial Statements
Notes to Financial Statements
Note 13 – Asset Impairment and Restructuring Charge, page 9

Comment 14: We note you recognized asset impairment charges in conjunction with closing underperforming stores during several quarters in the current fiscal year. Please provide us with the following information on how you tested the long-lived assets for recoverability:

•	Clarify what you consider an asset group (e.g. individual store)
•	Clarify how many asset groups were tested for impairment during the current fiscal year
•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  In addition please clarify and explain your statement “the New Jersey distribution center will be converted into a cross-docking operations” and its impact on your operations.

Response:  In evaluating and measuring an impairment loss, we consider individual retail locations to be the appropriate asset group, since the store level is the lowest level at which identifiable cash flows are independent of the cash flows of other assets and liabilities. This position is supported by ASC 360-10-35-23, which provides that for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

We evaluate long lived assets for impairment at all of our retail locations on at least an annual basis at the end of each fiscal year, after the holiday selling season, when we have the most visibility into the operations of the individual store. As was the case during the most recently completed fiscal year, we will also test an asset group for impairment during the year if any new impairment indicators are identified that could result in a potential impairment. If it is determined that such indicators are present and the review discloses that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining useful lives, their carrying values are reduced to estimated fair value.

In the third quarter of fiscal 2010, we identified indicators of potential impairment, reflecting both the continuing difficult economic environment confronting our business during 2010 and our ability to better assess the longer term outlook for the FB stores as we became more familiar with the properties that we acquired during fiscal 2009.  Prior to that time we had a limited amount of normalized operating history for those stores, given their recent emergence from bankruptcy and the operational transitions that were necessary following the acquisition.  In connection with our third quarter 2010 decision to close our FB Paramus, NJ store and our FB Massachusetts office and to significantly reduce our operations in our New Jersey distribution center (as effectuated in the fourth quarter of 2010), we took a $1.7 million impairment charge for these locations in the third quarter of fiscal 2010. Based on our assessment of our stores at the end of the third quarter and in light of our evaluation of materiality, no additional individual store or location was considered to be at risk as of the end of our third quarter.

We will report on our year-end 2010 impairment review in our 10-K for the fiscal year ended February 26, 2011.  As part of that review, we will test each of the Syms and FB stores for impairment. To the extent that we identify stores that are at risk (that is, having a fair value that is not substantially (assumed to be 20% or higher) in excess of its carrying value) as part of that review, we will (i) estimate the percentage by which the fair value of such store or stores exceeded carrying value as of the date of the most recent test, (ii) describe the methodology and key assumptions that we used and how the key assumptions were determined, (iii) discuss the degree of uncertainty associated with the key assumptions that we identify and (iv) describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

Cross-docking is a standard logistics procedure wherein the unloading of prepackaged merchandise from an incoming semi-trailer truck, in this case from our Massachusetts distribution center, are moved from the semi-trailer truck to smaller delivery vehicles that will transport the goods to our New York metropolitan area retail locations.  While utilizing this method increases its operating efficiencies and requires little or no need for storage of inventory at the cross-docking location, the impact on our operations is immaterial.  Future filings will be modified to clarify this term.

Form 8-K filed June 24, 2009

Comment 15: We note your acquisition of Filene’s on June 19, 2009.  Filene’s appears significant to you at a level in excess of 50% requiring three years of annual audited financial statements.  Accordingly, audited financial statements for Filene’s for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 as well as applicable interim financial statements and pro forma financial statements are required to be filed in a Form 8-K in accordance with Rule 3-05 of Regulation S-X.  The staff stated in a letter to you dated February 17, 2010 it would not object if you satisfied the requirement for interim financial statements by filing financial statements for Filene’s as of April 20, 2009 and for the period from February 1, 2009 to April 20, 2009 and for the 13-week period ended May 3, 2008 in the amended Form 8-K.  Please provide pro forma financial information that gives effect to the acquisition as well. Please amend your Form 8-K to file these financial statements or tell us when such amendment will be filed.

Response: As indicated, the Company purchased the assets of FB out of bankruptcy on June 18, 2009.  The Company advised the predecessor owner prior to the closing of the bankruptcy proceedings that it would require FB’s financial statements in order to satisfy the Registrant’s reporting obligations. Since the predecessor owner controlled most of the requisite information, Syms worked through management of the predecessor owner to hire the predecessor auditor to audit the financial statements for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007. Since that time, the Company has regularly followed up with the predecessor owner and the auditor, in each instance seeking the financial statements and inquiring as to the timing for delivery of those financial statements.  We have yet to receive the financial statements, but have been informed as recently as April 1, 2011 that the financial statements are nearing completion.  We would expect to be able to finalize the required amendment to our Form 8-K shortly after the receipt of the finalized audit report and any requested underlying information.  We have reminded all parties involved of the urgency of the matter.

*****

Syms Corp hereby acknowledges that:

•	Syms Corp is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

•	Syms Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this letter, please do not hesitate to call the undersigned (at 201-902-9600, ext.645), Laura Brandt of Syms Corp. (at 201-271-3659) or Peter H. Ehrenberg of Lowenstein Sandler PC (at 973-597-2350).

Very truly yours,

SYMS CORP

By:	/s/ Seth Udasin
Name: Seth Udasin
Title: Chief Financial Officer

cc:	Securities and Exchange Commission
James Lopez, Esq.
Mr. Raj Rajan
Mr. Brian Bhandari

Syms Corp
Laura Brandt, Esq.

Lowenstein Sandler
Peter H. Ehrenberg, Esq.